                                                                    Exhibit 99.1


[VIVENDI UNIVERSAL LOGO]



                                  PRESS RELEASE

PARIS, JULY 3, 2002 - The Board of Directors of Vivendi Universal [PARIS BOURSE:
EX FP; NYSE: V] today accepted the resignation of Jean-Marie Messier from his functions as Chairman and Chief Executive Officer and Director of Vivendi Universal.

CONTACTS:

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
      MEDIA                             INVESTOR RELATIONS
      PARIS                             PARIS
      Antoine Lefort

      +33 (1).71.71.1180                Laura Martin
      Alain Delrieu                     +33 (1).71.71.1084 or
      +33 (1).71.71.1086                917.378.5105
                                        Laurence Daniel
                                        +33 (1).71.71.1233
      NEW YORK
      Anita Larsen

      +(1) 212.572.1118                 NEW YORK

                                        Eileen McLaughlin
                                        +(1) 212.572.8961
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